Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

4th August 2011

Form 20-F for the Fiscal Year Ended December 31, 2010
File No. 1-11960

Dear Mr Rosenberg

We have received your letter dated 29 July and are in the process of addressing the points raised therein.

As discussed on a phone call with your office this week, August is a significant vacation period for the key individuals in AstraZeneca who are responsible for providing our response and hence we do not anticipate that we will be able to respond within the original 10-business day reply period. We appreciate your decision to extend this deadline and allow us to submit our response by 9th September.

We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517279.

Yours sincerely

/s/ Andy Chard

Andy Chard
Director of External Reporting